Exhibit 99.1

WSP Holdings Limited Enters into Definitive Agreement for Going Private Transaction

Wuxi, China, February 21, 2013 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WSP OCTG GROUP Ltd. (“Parent”), a company owned by H.D.S. Investments LLC, and JM OCTG GROUP Ltd., a company with limited liability and a direct wholly-owned subsidiary of Parent (“Merger Sub”). The transaction contemplated under the Merger Agreement represents a total transaction value of approximately $893.6 million, including the assumption of the Company’s outstanding debt.

Subject to satisfaction or waiver of the closing conditions in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  Pursuant to the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive $0.32 without interest, and each American Depositary Share (“ADS”), which represents ten Shares, will represent the right to surrender the ADS in exchange for $3.20 in cash without interest, except for (a) Shares held of record by Expert Master Holdings Limited (“EMH”), a company wholly-owned by Mr. Longhua Piao, the Company’s Chairman and Chief Executive Officer, and UMW China Ventures (L) Ltd. (“UMW”), which will be contributed to Parent immediately prior to the Merger in exchange for equity interests of Parent, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger under the Cayman Islands Companies Law (the “Dissenting Shares”), which will be cancelled for the right to payment of fair value of the Dissenting Shares in accordance with the Cayman Islands Companies Law.

The $0.32 per Share or $3.20 per ADS offer represents a premium of 60.0% over the Company’s closing price of $2.00 per ADS (adjusted for the change in the ratio of the ADSs from one ADS representing two ordinary shares to one ADS representing ten ordinary shares effective February 15, 2012) on December 12, 2011, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal, and a premium of 52.5% to the volume-weighted average closing price calculated using the market data quoted on the New York Stock Exchange (the “NYSE”) of the ADSs during the 60 trading days prior to December 12, 2011.

H.D.S. Investments LLC has provided the Company with a limited guarantee in favor of the Company guaranteeing the payment of certain monetary obligations of Parent and Merger Sub arising under the Merger Agreement up to a capped amount. H.D.S. Investments LLC has committed, at or prior to the closing of the Merger, to contribute to Parent, and to cause Parent to contribute to Merger Sub, an equity investment in an amount sufficient to fund the merger consideration and related transaction expenses upon the terms set forth in an equity commitment letter.

The Company’s Board of Directors, acting upon the unanimous recommendation of a committee of the Board of Directors comprised solely of independent and disinterested directors (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its legal and financial advisors.

The Merger, which is currently expected to close during the second quarter of 2013, is subject to the authorization and approval of the Merger Agreement by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, as well as certain other customary closing conditions. EMH and UMW collectively beneficially own sufficient Shares to approve the Merger Agreement and the Merger and have agreed to vote in favor of such approval. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee, Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee, and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Special Committee. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is serving as legal advisor to H.D.S. Investment LLC.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed Merger, which will include the Merger Agreement. All parties desiring details regarding the proposed Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People’s Republic of China
Telephone: +86-510-8536-0401

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed Merger. Information regarding the persons who may be considered participants in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger when they are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger go forward.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Forward-Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of H.D.S. Investment LLC, including the expected date of closing of the Merger. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.